PACIFIC GATE ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGAVE PARTNERS ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 S. Main Street - Suite 325
(No. and Street)

Naperville (City) Illinois (State) 60540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Marassa Jr
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Linda C. Rapacz CPA, PC
(Name - *if individual, state last, first middle name)*

13844 South Maple Avenue (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (08-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

☐OATH OR AFFIRMATION

I, ROBERT MARASSA JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC GATE ADVISORS, LLC, as of December 31, 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_X_None

Signature

PRESIDENT
Title

SEE FOLLOWING PAGE
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of Illinois } ss.
County of Du-Page

☑ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
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5 ______
6 ______
7 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 2nd (Date) day of March (Month), 2020 (Year), by

Robert Marassa
Name of Signer No. 1

Name of Signer No. 2 (if any)

[signature]
Signature of Notary Public

Any Other Required Information (Residence, Expiration Date, etc.)

BEENA TAILOR
Official Seal
Notary Public - State of Illinois
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Place Notary Seal/Stamp Above

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Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENT

Document Date: 3-2-2020 Number of Pages: 1

Signer(s) Other Than Named Above: ______

PACIFIC GATE ADVISORS, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019

CONTENTS

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Gate Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Gate Advisors, LLC as of December 31, 2019, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Gate Advisors, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Gate Advisors, LLC's management. Our responsibility is to express an opinion on Pacific Gate Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Gate Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Pacific Gate Advisors, LLC's financial statements. The supplemental information is the responsibility of Pacific Gate Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C. F. R. 240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pacific Gate Advisors, LLC's auditor since 2019.

Linda C. Rapacz CPA, PC

Orland Park, Illinois

March 2, 2020

PACIFIC GATE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	25,789
Accounts receivable		83,748
Prepaid expenses		3,143
Total assets	$	112,680

STOCKHOLDER'S EQUITY

Stockholder's equity:		
Common stock, at stated value		
Authorized 2800 shares		
Issued and outstanding 300 shares	$	300
Additional paid-in capital		55,225
Retained earnings		57,155
Total stockholder's equity	$	112,680

See notes to financial statements.

PACIFIC GATE ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Commission	$ 1,158,436	
Total revenues		$ 1,158,436
Expenses:		
Communications and data processing	$ 12,984	
Other operating expenses	1,145,420	
Total expenses		1,158,404
Net income		$ 32

See notes to financial statements.

PACIFIC GATE ADVISORS, LLC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance at beginning of period	$	112,648
Net income		32
Capital contribution		-
Distributions to stockholder		-
Balance at end of period	$	112,680

See notes to financial statements.

PACIFIC GATE ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net income	$ 32	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts recceivable	2,270	
Accounts payable	-	
Net cash provided by operating activities		$ 2,302
Net increase in cash		2,302
Cash at beginning of period		23,487
Cash at end of period		$ 25,789

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pacific Gate Advisors, LLC (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the private placement of securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes fee income upon completion of the performance obligation when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee inocme for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Agave Partners, LLC.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2019.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2019, the Company had net capital of $25,789 which was $20,789 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2016 through 2018 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2019.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also owners and officers of Pacific Gate Partners, LLC. The Company pays for all direct expenses related to licensing and training. The Company paid Pacific Gate Partners, LLC $1,105,000 in 2019 for expenses associated with management, bookkeeping and certain other services provided to the Company. These services were performed as arm's length transactions. At December 31, 2019, the Company had no outstanding accounts receivable from, or accounts payable to this affiliated company.

NOTE 6. DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through March 2, 2020, the date the statements were available to be issued.

NOTE 7. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There was no cash paid during the year for interest or income taxes.

SUPPLEMENTARY INFORMATION

PACIFIC GATE ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Total stockholder's equity qualified for net capital	$	112,680
Deductions:		
Non-allowable assets		-
Accounts receivable		(83,748)
Prepaid expenses		(3,143)
Other deductions		-
Net capital before haircuts on securities positions		25,789
Haircuts on securities		-
Net capital	$	25,789

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	20,789

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	-
Percentage of aggregate indebtedness to net capital		- %

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

See audit report of independent registered public accounting firm.

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Pacific Gate Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Gate Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pacific Gate Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under k(2)(i)) (the "exemption provisions") and (2) Pacific Gate Advisors, LLC stated that Pacific Gate Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pacific Gate Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Gate Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Linda C. Rapacz CPA, PC

Orland Park, Illinois
March 2, 2020

Pacific Gate **Advisors, LLC**
221 W. Jefferson Ave, Suite 2E, Naperville, IL 60540

The Exemption Report

We as members of management of Pacific Gate Advisors, LLC. are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: (k(2)(i)) (the "exemption provisions"). We have performed an evaluation of Pacific Gate Advisors, LLC's compliance with the requirements of 17 CFR. §§240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R § 15c3-3(k) under which Pacific Gate Advisors, LLC. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k(2)(i) (the "exemption provisions") and

(2) We met the identified exemption provisions for the period from January 1, 2019 to December 31, 2019 without exception.

Signature:

Title: President

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
of Pacific Gate Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Pacific Gate Advisors, LLC and SIPC, solely to assist you and SIPC in evaluating Pacific Gate Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Pacific Gate Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. (Copy of check), noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Financial statements), noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Pacific Gate Advisors LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Pacific Gate Advisors, LLC. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Linda C. Rapacz CPA, PC

Orland Park, Illinois
March 2, 2020

PACIFIC GATE ADVISORS, LLC
SIPC-7 GENERAL ASSESSMENT RECONCILIATION
SCHEDULE OF ASSESSMENT AND PAYMENTS
AS OF DECEMBER 31, 2019

General Assessment	$ 1,242
Less payment made with SIPC-6	(597)
Less payment made with SIPC-7	(645)
Assessment balance due (overpaid)	$ -

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Total revenue	$ 827,837
Additions:	-
Deductions:	
- Revenues from mutual funds, insurance companies, advisory services & unit investment trusts.	-
- Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
- Net gain from securities in investment accounts.	-
- 100% of commissions earned from transactions in (i) CD's and (ii) T-bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
- Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business.	-
- Other revenue not related to the securities business	-
- Total interest and dividend expense (not in excessof total interest and dividend income)	-
Total deductions	-
SIPC Net Operating Revenues	$ 827,837
General Assessment @ .0015	$ 1,242